Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

October 26, 2021

Mr. Jeremy Esperon Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	SPDR Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 269 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 269”)

Dear Mr. Esperon:

This letter responds to comments you provided in a telephonic conversation with me on Tuesday, October 12, 2021, with respect to Amendment No. 269. Amendment No. 269 was filed on August 25, 2021 and included disclosure with respect to the SPDR ICE Preferred Securities ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 269.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 269. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 269.

General

1.

Comment: Please file responses to the Staff’s comments as correspondence on EDGAR at least five (5) days prior to the effective date of the registration statement in order to give the Staff enough time to adequately review the responses. Once correspondence has filed, please also email a blackline of the prospectus and SAI reflecting changes from the initial filing.

Response: The Registrant acknowledges the Staff’s comment and will endeavor to file the response letter and provide blacklines in advance of the effective date of the registration statement to provide the Staff time to review the responses.

Prospectus

2.	Comment: Please present the following sentence included in the “Fees and Expenses of the Fund” section in bold text, consistent with Item 3 of Form N-1A.

You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Response: Without necessarily agreeing that it is required, the text has been reformatted in bold.

3.	Comment: Please file on EDGAR a completed draft of the Fund’s fee table and example information prior to effectiveness.

Response: The completed fee and example tables are included in Appendix A to this correspondence.

4.	Comment: Please consider deleting the word “mutual” from the following sentence included in the Example table narrative:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

Response: The Registrant has removed the word “mutual” from the sentence above.

5.

Comment: Please revise the second sentence in the Example table narrative to clarify that the Example assumes that investors will either sell or hold their Fund Shares at the end of the periods indicated.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods.

Response: The Registrant believes the current disclosure is consistent with Item 3 of Form N-1A and, therefore, has not made the requested change.

6.

Comment: The Staff notes the principal investment strategy includes disclosure stating that the Fund may become non-diversified as a result of tracking its index, in reliance on the Stradley Ronon Stevens & Young, LLP SEC No-Action Letter (pub. avail. June 24, 2019). Please note the letter was premised on the fact that the index tracked by the fund is an unaffiliated, target, broad-based index. In light of this fact, please supplementally explain why the Fund is eligible to rely on this letter given that it seeks to track the ICE Exchange-Listed Fixed & Adjustable Rate Preferred Securities Index.

Response: The Registrant confirms the ICE Exchange-Listed Fixed & Adjustable Rate Preferred Securities Index is an unaffiliated, target, broad-based index. In particular, the Registrant notes the Index meets the definition of “appropriate broad-based securities market index” included in the instructions to Item 27(b)(7)(ii) of Form N-1A – the Index is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter.

The Stradley Ronon Stevens & Young, LLP no-action letter references footnote 21 of Investment Company Act Release No. 19382 for an example of a description of the characteristics of a broad-based index. The Registrant believes this is not intended to be the only applicable example, and that the instructions to Item 27(b)(7)(ii) of Form N-1A provide a separate, alternative example.

7.

Comment: The Staff notes the following sentence included in the principal investment strategy discussing concentration was revised in the 485(a) filing. Please revise the sentence back to the way it was previously written (reflected below) or, alternatively, explain why the Registrant believes it is correct.

In seeking to track the Index, the Fund’s assets ~~may~~will generally be concentrated in an industry or group of industries~~, but only~~ to the extent that the Index concentrates in a particular industry or group of industries.

Response: The Registrant believes the disclosure included in the 485(a) filing is correct and appropriate. The Registrant believes the disclosure in the 485(a) filing and the requested revisions address the same concept, but that that the disclosure in the 485(a) filing further clarifies that the Fund’s assets may only be concentrated in an industry or group of industries to the extent the Index is concentrated.

8.

Comment: With respect to the following disclosure included in the principal investment strategy, please confirm whether this screening criteria applies only at the time of a Preferred Security’s inclusion in the Index or on an ongoing basis. For example, if a security included in the Index meets criteria (vi) at the time of inclusion, but is subsequently downgraded, is the security removed between rebalances? If not, and the result is that Fund may hold below investment grade securities, then that fact and related risks should be disclosed.

The Index includes Preferred Securities that meet the following criteria: (i) are non-convertible; (ii) have a par amount of $25; (iii) are primarily listed on the NYSE or NASDAQ exchanges, (iv) have a minimum amount outstanding of $250 million; (v) are U.S. dollar denominated; (vi) are rated investment grade by one of Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services, LLC ratings services; (vii) are publicly registered or exempt from registration under the Securities Act of 1933; (viii) have a fixed or floating rate coupon or dividend schedule; (ix) have a minimum average monthly trading volume of at least 250,000 trading units during the preceding six months; and (x) have at least 18 months to final maturity at time of issuance and a minimum remaining term to final maturity of at least one day.

Response: The Registrant confirms the screening criteria applies at the time of each monthly rebalance, although in limited circumstances a security may be removed intra-month, consistent with the Index methodology. While it is possible that certain Preferred Securities may cease to meet the listed criteria and continue to be included in the Index in between monthly rebalances, the Registrant does not believe such securities will represent a material amount of the Index or the Fund’s portfolio, and therefore has not added disclosure to the strategies or risks.

9.

Comment: The Staff notes the following sentence included in the principal investment strategy. If the Index is concentrated in an industry or group of industries, please include disclosure to that effect.

As of July 31, 2021, a significant portion of the Index comprised companies in the [financial and utilities sectors], although this may change from time to time.

Response: The Registrant has revised the disclosure above to note that as of July 31, 2021, a significant portion of the Fund comprised companies in the financial sector. The Registrant believes the term “significant portion” is appropriate, as it does not necessarily mean more than 25% of the Fund’s assets as would be implied by the term “concentrated.”

10.

Comment: The Staff notes the sentence in the principal investment strategy indicating the number of securities included in the Index. Please also consider disclosing the number of issuers in the Index.

Response: The Registrant does not believe the suggested disclosure is required by Form N-1A and, therefore, has not added it to the principal investment strategy.

11.	Comment: Please consider whether the risks associated with the discontinuation of LIBOR are principal to the Fund and should be disclosed in the principal risks section of the prospectus.

Response: The Registrant does not consider the risks associated with the discontinuation of LIBOR to be principal to the Fund. The Registrant notes a discussion of LIBOR Risk is included in the Fund’s SAI.

12.	Comment: Given the Fund invests in non-convertible preferred securities, please confirm that “Equity Investing Risk” is a principal risk of the Fund.

Response: The Registrant confirms “Equity Investing Risk” is a principal risk of the Fund, as the Fund may invest principally in preferred stock which is a type of equity security.

13.

Comment: The defined term “Preferred Securities” includes both equity and debt. For clarity, in the “Preferred Securities Risk” discussion, consider using different terms when describing preferred equity and debt securities.

Response: The Registrant has made slight revisions to the “Preferred Securities Risk” discussion, but otherwise believes the current discussion appropriately describes the risks of both equity and debt preferred securities.

14.

Comment: The Staff notes that “Debt Securities Risk” is listed as a principal risk of the Fund. Please consider whether call, extension, and prepayment risk should also be disclosed as principal risks of the Fund.

Response: The Registrant notes that the Debt Securities Risk discussion addresses call/prepayment and extension risks. In addition, the Registrant has added separate discussions related to Call/Prepayment Risk and Extension Risk to the “Additional Risk Information” section in Item 9 of the prospectus, intended to supplement and enhance the summary Item 4 Debt Securities Risk.

15.

Comment: The Staff notes that as part of the 485(a) filing, the reference in the principal strategy to the Index including foreign Preferred Securities was removed. As a result, please consider whether “Depositary Receipts Risk,” “Non-U.S. Securities Risk” and “Settlement Risk” are still principal risks of the Fund.

Response: The Registrant confirms the Index and Fund may include foreign companies primarily listed on the NYSE or NASDAQ and, therefore, “Depositary Receipts Risk” and “Non-U.S. Securities Risk” are appropriate. The Registrant has removed the “Settlement Risk” discussion with respect to the Fund.

16.	Comment: Please tailor the “Derivatives Risk” discussion in the principal risks section to discuss futures contracts since they are the only derivative instrument disclosed as a principal investment.

Response: The Registrant notes the “Additional Risk Information” section includes risk disclosure specific to futures contracts. This discussion is intended to supplement and enhance the summary Derivatives Risk discussion, consistent with Items 4 and 9 of Form N-1A. As a result, the Registrant believes the current disclosure is appropriate.

17.

Comment: In the “Liquidity Risk” discussion in the principal risks section, in addition to describing the risks related to specific securities, please also disclose any liquidity risks associated with investing in an ETF. For example, in stressed market conditions, the market for ETF shares could become less liquid.

Response: The Registrant has revised the “Liquidity Risk” discussion as follows:

Liquidity Risk: Lack of a ready market, stressed market conditions, or restrictions on resale may limit the ability of the Fund to sell a security at an advantageous time or price or at all. Illiquid securities may trade at a discount from comparable, more liquid investments and may be subject to wide fluctuations in market value. If the liquidity of the Fund’s holdings deteriorates, it may lead to differences between the market price of Fund Shares and the net asset value of Fund Shares, and could result in the Fund Shares being less liquid. Illiquidity of the Fund’s holdings may also limit the ability of the Fund to obtain cash to meet redemptions on a timely basis. In addition, the Fund, due to limitations on investments in any illiquid securities and/or the difficulty in purchasing and selling such investments, may be unable to achieve its desired level of exposure to a certain market or sector.

18.

Comment: Please relocate the following sentence, currently included in the “Average Annual Total Returns” narrative, to the narrative immediately beneath the “Fund Performance” heading, as this information is applicable to the bar chart as well. Please also clarify in this disclosure that performance and average annual total returns for periods prior to May 1, 2021 may have differed had the current strategy been in effect during those periods.

Effective May 1, 2021 (the “Benchmark Index Change Date”), the Fund’s benchmark index changed from the Wells Fargo Hybrid and Preferred Securities Aggregate Index (the “Previous Benchmark Index”) to the ICE Exchange-Listed Fixed & Adjustable Rate Preferred Securities Index, consistent with a change in the Fund’s principal investment strategy to track the performance of the current index. Performance of the Fund prior to the Benchmark Index Change Date is therefore based on the Fund’s investment strategy to track the Previous Benchmark Index.

Response: The Registrant believes the current placement of the disclosure is appropriate, as benchmark returns are only reflected in the Average Annual Total Returns table. The Registrant has revised the disclosure as follows:

Effective May 1, 2021 (the “Benchmark Index Change Date”), the Fund’s benchmark index changed from the Wells Fargo Hybrid and Preferred Securities Aggregate Index (the “Previous Benchmark Index”) to the ICE Exchange-Listed Fixed & Adjustable Rate Preferred Securities Index, consistent with a change in the Fund’s principal investment strategy to track the performance of the current index. Performance of the Fund prior to the Benchmark Index Change Date is therefore based on the Fund’s investment strategy to track the Previous Benchmark Index and may have been different had the Fund tracked the current index.

19.	Comment: In the “Portfolio Management” section, please state that the portfolio managers listed are jointly and primarily responsible for the day-to-day management of the Fund.

Response: The Registrant believes the current disclosure is appropriate and consistent with Item 5 of Form N-1A, which states: “State the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio” (emphasis added).

20.

Comment: The Staff notes that the disclosure in the “Additional Strategies Information” section cross-references the Fund Summary for a more complete discussion. Item 9 disclosure should not cross reference to information included in the Fund Summary and instead should follow the layered approach contemplated by Form N-1A. The summary should be derived from the more detailed discussion of the principal strategies disclosed in Item 9. Please revise in accordance with the requirements of Item 4 and Item 9.

Response: The Registrant believes the Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategies and therefore has not revised either the Item 4 or Item 9 disclosure. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund.

21.	Comment: Please disclose the Fund’s concentration and diversification policies in the “Additional Strategies Information” section.

Response: The Registrant notes that the Fund’s current Item 4 principal strategy discussion discloses the Fund’s concentration and diversification policies. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9.

22.

Comment: In the “Additional Strategies Information” section, please revise the Fund’s 35d-1 policy to be more specific (i.e., specifically noting the types of investments suggested by the Fund’s name), similar to how it is disclosed in the SAI.

Response: The Registrant believes the current disclosure is appropriate. The non-fundamental Rule 35d-1 policy in the SAI notes that the Fund will invest at least 80% of its net assets in preferred securities. In addition, the Fund also has a policy disclosed in “The Fund’s Principal Investment Strategy” section to invest at least 80% of its assets in securities comprising the Index. “The Fund’s Principal Investment Strategy” section further notes that the Index is comprised of preferred securities. As a result, the Registrant believes the current disclosure in its totality is clear that the Fund will invest at least 80% of its assets in preferred securities.

23.	Comment: To the extent derivatives are counted towards the Fund’s 35d-1 policy, please disclose that they will be valued based on market value, not notional value.

Response: The Registrant confirms that the Fund currently does not intend to count derivatives towards compliance with the Fund’s Rule 35d-1 policy.

24.

Comment: The Staff notes that there are risks identified as principal risks of the Fund in the “Additional Risk Information” section that are not included in Item 4. Please add a brief summary for each of these risks in Item 4.

Response: The risks identified as principal risks in Item 9 that are not included in Item 4 are intended to supplement and enhance the summary Item 4 risks. For example, the “Futures Contracts Risk; Other Exchange-Traded Derivatives Risk” and “Leveraging Risk” discussions under Item 9 are intended to supplement and enhance the summary Item 4 “Derivatives Risk” discussion. As a result, the Registrant believes the current disclosure is appropriate.

25.

Comment: The Staff notes that the fee waiver described in the “Management” section is a waiver of acquired fund fees and expenses (excluding holdings in acquired fund for cash management purposes). To the extent investments in other investment companies are part of the Fund’s principal strategy, please state so and include corresponding principal risk disclosure. In addition, if acquired fund fees and expenses associated with such investments are expected to be greater than 1 bps, please include a line item in the “Annual Fund Operating Expenses” table for Acquired Fund Fees and Expense.

The Adviser has contractually agreed to waive a portion of its management fee and/or reimburse expenses in an amount equal to any acquired fund fees and expenses (excluding holdings in acquired funds for cash management purposes, if any) for the Fund until October 31, 2022.

Response: The Registrant confirms that investments in other investment companies are not currently part of the Fund’s principal investment strategy and that acquired fund fees and expenses are not currently expected to be greater than 1 bps.

Statement of Additional Information

26.	Comment: In the “Illiquid Securities” discussion in the SAI, please revise the heading and subsequent references to “illiquid investments,” consistent with Rule 22e-4 under the 1940 Act.

Response: The Registrant has made the requested change.

27.

Comment: The “Investment Companies” discussion references the “Trust’s exemptive relief.” In light of Rule 12d1-4 and the corresponding rescission of certain exemptive relief, please consider whether this discussion should be revised.

Response: The Registrant has revised the first paragraph of the “Investment Companies” section as follows:

Each Fund may invest in the securities of other investment companies, including affiliated funds and money market funds, subject to applicable limitations under Section 12(d)(1) of the 1940 Act. Pursuant to Section 12(d)(1), a Fund may invest in the securities of another investment company (the “acquired company”) provided that the Fund, immediately after such purchase or acquisition, does not own in the aggregate: (i) more than 3% of the total outstanding voting stock of the acquired company; (ii) securities issued by the acquired company having an aggregate value in excess of 5% of the value of the total assets of the Fund; or (iii) securities issued by the acquired company and all other investment companies (other than Treasury stock of the Fund) having an aggregate value in excess of 10% of the value of the total assets of the Fund. To the extent allowed by law, regulation, a Fund’s investment restrictions and/or the Trust’s exemptive relief (if any), a Fund may invest its assets in securities of investment companies, including affiliated funds and/or money market funds in excess of the limits discussed above.

28.

Comment: With respect to the following disclosure included in the “Acceptance of Orders of Creation Units” discussion in the “Purchase and Redemption of Creation Units” section, please delete or supplementally explain the legal basis for the statement that the Trust “. . . reserves the absolute right to reject an order for Creation Units transmitted in respect of a Fund at its discretion . . . .”

The Trust reserves the absolute right to reject an order for Creation Units transmitted in respect of a Fund at its discretion, including, without limitation, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Authorized Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of the Fund; (d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (e) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners; (g) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (h) in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units.

In particular, the Staff directs the Registrant’s attention to the proposing release for Rule 6c-11, which states the Staff believes “. . . an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” In addition, the adopting release for Rule 6c-11 states: “If a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.”

Response: The Registrant is not aware of any prohibitions on the rejection of purchase orders. While the Registrant expects the rejection of a purchase order to be rare and does not intend to impair the arbitrage mechanism, the Registrant notes that there may be certain circumstances, including the examples provided in the noted disclosure, where rejecting a purchase order is appropriate. As a result, the Registrant believes the disclosure is appropriate.

Part C and Exhibits

29.	Comment: Please include the index license or sub-license agreement to which the Fund is a party as an exhibit to the registration statement.

Response: The Registrant will consider including the sub-licensing agreement to which the Fund is a party as an exhibit in a future amendment.

30.

Comment: Pursuant to Section 6(a) of Securities Act of 1933, please add the comptroller or principal accounting officer to the signature page of the registration statement. If they are already listed, please indicate the capacity in which they are signing the registration statement.

Response: Section 6.11 of the Registrant’s Amended and Restated By-Laws states: “The Treasurer shall be the chief financial officer, principal accounting officer, and principal financial officer of the Trust.” For purposes of Section 6(a) of the Securities Act of 1933, Mr. Rosenberg, as the elected Treasurer of the Registrant, is the principal accounting officer of the Registrant, but it is not his title.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:     David Urman, Esq.

W. John McGuire, Esq.

Appendix A

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.45%
Distribution and service (12b-1) fees	None
Other expenses	0.00%

Total annual Fund operating expenses	0.45%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$46	$144	$252	$567